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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       SPELLING ENTERTAINMENT GROUP INC.
                           (Name of Subject Company)

                       SPELLING ENTERTAINMENT GROUP INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                   847807104
                     (CUSIP Number of Class of Securities)

                               SALLY SUCHIL, ESQ.
                            SENIOR VICE PRESIDENT--
                 GENERAL COUNSEL, SECRETARY AND ADMINISTRATION
                            5700 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90036
                                 (323) 965-5700
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                             ROBERT B. PINCUS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE RODNEY SQUARE
                           WILMINGTON, DELAWARE 19801
                                 (302) 651-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5700 Wilshire Boulevard, Los Angeles, California 90036. The title of the class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the " Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to the tender offer by VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viacom International Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 21, 1999 (the "Schedule 14D-1"), to purchase all issued and outstanding Shares at a price of $9.75 per Share, net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Parent is a wholly owned subsidiary of Viacom Inc., a Delaware corporation ("Viacom").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged with and into the Company. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time held by the holders of Shares, other than Parent and its affiliates (the "Public Stockholders"), will be canceled and, subject to appraisal rights under the DGCL, converted automatically into the right to receive $9.75 in cash, or, in the event any higher price is paid in the Offer, such higher price (the "Merger Consideration"), without interest.

    A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D- 1, the principal executive offices of Parent and Purchaser are located at 1515 Broadway, New York, New York 10036.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

    THE MERGER AGREEMENT

    The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the

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Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 12. Certain Conditions of the Offer." Purchaser and Parent have agreed that, without the prior written consent of the Special Committee, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which changes the form of consideration payable in the Offer, which adds to, modifies or supplements the conditions to the Offer set forth in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 12. Certain Conditions of the Offer," or which extends the expiration date of the Offer beyond the twentieth business day following commencement thereof; PROVIDED, HOWEVER, Purchaser may extend the expiration date of the Offer, (i) upon the occurrence of any of the events set forth in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 12. Certain Conditions of the Offer," (ii) to the extent necessary to respond to comments on the Offer Documents from the Commission and (iii) on one additional occasion, for a period not to exceed ten business days. Purchaser and Parent may also make such other changes in the terms or conditions of the Offer as are not materially adverse to the holders of Shares without the prior written consent of the Special Committee. The term "Offer Documents" means the Schedule 14D-1, the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), the enclosed Offer to Purchase and the other documents, in each case filed by Purchaser and Parent with the Commission in connection with the Offer, together with all supplements and amendments thereto.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company shall continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Public Stockholder (other than any Shares as to which the holder has perfected his or her Delaware law appraisal rights ("Dissenting Shares")) shall be canceled and shall be converted automatically into the right to receive from Surviving Corporation the Merger Consideration payable, without interest. Each Share not held by a Public Stockholder immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    DIRECTORS AND OFFICERS, CERTIFICATE OF INCORPORATION AND BY-LAWS. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time (including Mr. Spelling) and the officers of the Company immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. The Merger Agreement also provides that Mr. Spelling, the current Vice Chairman of the Board, will be the Chairman of the Surviving Corporation. The Merger Agreement provides that the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be amended as set forth in the Merger Agreement, and the Certificate of Incorporation as so amended at the Effective Time, will be the Certificate of Incorporation of the

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Surviving Corporation. The Merger Agreement also provides that the By-laws of
Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

    TREATMENT OF STOCK OPTIONS; OPTIONHOLDER AGREEMENTS. Pursuant to the Merger Agreement, the Company shall take all actions necessary (including obtaining any and all required consents from employees) such that immediately after the Tender Offer Acceptance Date (as defined below), each outstanding option to purchase Shares (in each case, an "Option") granted under the Company's stock option plans, including, The Spelling Entertainment Group Inc. 1987 Stock Option Plan and The Spelling Entertainment Group Inc. 1994 Stock Option Plan (the "Option Plans"), whether or not then exercisable, shall be canceled by the Company. The Merger Agreement provides that immediately after the Tender Offer Acceptance Date, each holder of a canceled Option shall be entitled to receive from Purchaser in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option. The Merger Agreement provides that all applicable withholding taxes attributable to the payments made thereunder or to distributions contemplated thereby shall be deducted from the amounts payable thereunder and all such taxes attributable to the exercise or deemed exercise of Options on or after the Effective Time shall be withheld from the Merger Consideration. The term "Tender Offer Acceptance Date" means the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date of the Offer. Except as otherwise agreed to by the parties to the Merger Agreement and to the extent permitted under the Option Plans, (i) the Option Plans shall terminate as of the Effective Time and (ii) the Company shall use all reasonable efforts to ensure that following the Effective Time no holder of Options shall have any right thereunder to acquire any equity securities of the Company.

    In order to prevent the dilution of its greater than 80% interest in the Common Stock of the Company that could result from the exercise of Options during the period between the commencement of the Offer and the earlier of (i) the Tender Offer Acceptance Date and (ii) the expiration of the Offer prior to the purchase of any Shares thereunder, Parent, prior to the commencement of the Offer, entered into agreements (each an "Optionholder Agreement") with various directors, officers and employees who are holders of Options covering approximately 2,583,055 Shares, pursuant to which such holders of Options have agreed not to exercise their Options during such period of time, and Parent has agreed to cause such holders' Options (consistent with the treatment of all options under the terms of the Merger Agreement) to be canceled immediately after the Tender Offer Acceptance Date and to make the payments described in the paragraph above to the holders of Options.

    WITHHOLDING TAXES. The Surviving Corporation or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares any amounts that the Surviving Corporation or such paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

    AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY; STOCKHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, take all necessary action to duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Transactions (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the Transactions. In the event a Stockholders' Meeting is called, the Company shall use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the approval and adoption of the Merger Agreement

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and to secure the vote or consent of stockholders required by the DGCL to approve and adopt the Merger Agreement, unless otherwise required by the applicable fiduciary duties of the directors of the Company or of the Company's directors constituting the Special Committee, as determined by such directors in good faith, and after consultation with independent legal counsel (which may include the Company's regularly engaged legal counsel).

    PROXY STATEMENT. The Merger Agreement provides that Parent, Purchaser and the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement (the "Proxy Statement") with respect to the Stockholders' Meeting with the Commission under the Exchange Act, and use its best efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment thereof or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statements and all responses to requests for additional information from the Commission and replies to comments from the Commission prior to their being filed with, or sent to, the Commission. Each of the Company, Parent and Purchaser shall use its reasonable efforts after consultation with the other parties to the Merger Agreement, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement and all required amendments thereof and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

    CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, the Company shall and shall cause its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") to (i) operate its business in the usual and ordinary course consistent with past practices, (ii) use its reasonable best efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective principal officers and key employees and maintain its relationships with its respective principal customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations and (iii) use its reasonable best efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted.

    ACCESS TO INFORMATION. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors and agents of the Company, to afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company, and shall furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request.

    DIRECTORS AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement further provides that the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification of the officers and directors of the Company than those set forth in Article XII of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors or officers, employees, fiduciaries or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time, unless such modification shall be required by law.

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    The Merger Agreement also provides that from and after the Effective Time,
Parent and the Surviving Corporation shall, to the fullest extent permitted under the DGCL, indemnify and hold harmless, each present and former director and officer of the Company (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), based on the fact that such person is or was a director or officer of the Company and arising out of or pertaining to any action or omission occurring at or before the Effective Time (and shall promptly pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are to be advanced of any undertaking to repay such advances as required under the DGCL). In the event of any such actual or threatened claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action, (ii) the Surviving Corporation shall cooperate and use all reasonable efforts to assist in the vigorous defense of any such matter and (iii) to the extent any determination is required to be made with respect to whether any Indemnified Party's conduct complies with the standards set forth under the DGCL, such determination shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to the Surviving Corporation; PROVIDED, HOWEVER, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and PROVIDED FURTHER that the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except to the extent, as determined by counsel to the Indemnified Parties, that two or more of such Indemnified Parties have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Surviving Corporation.

    The Merger Agreement provides that the Surviving Corporation shall use its reasonable best efforts to maintain in effect for three years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (PROVIDED that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company for such insurance.

    The Merger Agreement provides that in the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or, at Parent's option, Parent, shall assume the foregoing indemnity obligations.

    The Merger Agreement provides that Parent shall pay all reasonable expenses incurred by any Indemnified Party in connection with the enforcement of the provisions of the Merger Agreement relating to directors' and officers' indemnification and insurance.

    NOTIFICATION OF CERTAIN MATTERS. The Merger Agreement provides that the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any

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failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to the provisions of the Merger Agreement relating to notification of certain matters shall not limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice.

    The Merger Agreement provides that the Company shall give prompt written notice to Parent of any proposal, offer or other communication from any person
(i) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or any Subsidiary or assets of the Company or any Subsidiary, (ii) to enter into any business combination with the Company or any Subsidiary or (iii) to enter into any other extraordinary business transaction involving or otherwise relating to the Company or any subsidiary. The Merger Agreement also provides that the Company shall notify Parent promptly if any such proposal or offer, or any inquiry or other contact with any person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact.

    PUBLIC ANNOUNCEMENTS. Pursuant to the Merger Agreement, Parent and the Company shall each obtain the prior consent of each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated thereby and shall not issue any such press release or make any such public statement without such prior consent, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.

    FURTHER ACTION. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto covenants and agrees to use all reasonable best efforts to deliver or cause to be delivered such documents and other papers and to take or cause to be taken such further actions as may be necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement, including the Merger.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement. The Company also has provided, subject to appropriate materiality standards, representations and warranties as to absence of certain changes or events concerning the Company's business, compliance with law, absence of litigation, corporate status, capitalization, the accuracy of financial statements and filings with the Commission and intellectual property rights.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the DGCL and the Certificate of Incorporation and the By-laws of the Company; (ii) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Purchaser illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger; and (iii) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the

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Merger Agreement or the terms of the Offer, Purchaser fails to purchase any
Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (i) by mutual written consent duly authorized by the Board of Directors of Parent, Purchaser and the Company, if such termination is also approved by the Special Committee; (ii) by either Parent, Purchaser or the Company if (a) the Effective Time shall not have occurred on or before December 31, 1999; PROVIDED, HOWEVER, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (b) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (iii) by Parent, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section
12. Certain Conditions of the Offer," Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement,
(2) terminated the Offer without having accepted any Shares for payment thereunder, or (3) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement or (b) prior to the purchase of any Shares validly tendered pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner that is, in the reasonable judgment of Parent, materially adverse to Parent or Purchaser, its approval or recommendation of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; (iv) by the Company, upon approval of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 12. Certain Conditions of the Offer," Purchaser shall have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement, (b) terminated the Offer without having accepted any Shares for payment thereunder, or (c) failed to pay for the Shares validly tendered pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement or (v) by the Company, upon approval of the Special Committee, if any representation or warranty of Parent and Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct in all respects or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement; PROVIDED that if such material breach or failure to perform is curable by Parent or Purchaser through the exercise of its reasonable efforts and for so long as Parent or Purchaser continues to exercise such reasonable efforts, the Company may not terminate the Merger Agreement under Section 8.01(e) thereof.

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    The right of any party hereto to terminate the Merger Agreement pursuant to the provisions of the Merger Agreement relating to termination will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party thereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of the Merger Agreement.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void, except for certain provisions of the Merger Agreement (including those related to fees and expenses described below) which survive termination. The Merger Agreement also provides that no party shall be relieved from liability for any wilful breach thereof.

    All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by Parent.

    CERTAIN TRANSACTIONS

    Parent owns more than 80% of the outstanding Common Stock. Viacom owns 100% of the outstanding common stock of Parent. The Company is an indirect, more than 80%-owned subsidiary of Viacom.

    The Company and Viacom entered into a number of agreements to define the ongoing relationship between the two companies. Because of Viacom's control over the Company's operations, these agreements were not the result of negotiations between independent parties, however, the Company and Viacom believe that terms of such agreements are as favorable to the Company as could be obtained from an unaffiliated party. The following is a summary of certain agreements between the Company and Viacom (or their respective subsidiaries):

    LINE OF CREDIT. On September 30, 1996, the Company and Viacom executed a credit agreement (the "Viacom Credit Agreement"), which provides for (i) a term loan of $200,000,000 and (ii) a revolving credit facility of $155,000,000 to fund the Company's working capital and other requirements. All outstanding borrowings under the Viacom Credit Agreement, as amended, mature on December 31, 2000. As of March 31, 1999 there were borrowings in the amount $231,000,000 outstanding under the Viacom Credit Agreement. Under the Viacom Credit Agreement, the Company pays an annual fee (currently 0.2375%) based on the unused portion of the facility, as well as certain facility and administration fees. Effective January 1, 1999, interest on all outstanding borrowings is payable, at the Company's option, at LIBOR plus a spread (currently 2.50%) or at Citibank N.A.'s base rate. The spread is based on a sliding scale with regard to the Company's leverage ratio, as defined. Borrowings under the Viacom Credit Agreement are secured by all of the assets of the Company and its domestic subsidiaries, and the entire amount outstanding under the Viacom Credit Agreement may be accelerated if Viacom's borrowings under its separate credit facilities were to be accelerated. Borrowings under the Viacom Credit Agreement may be accelerated in the event of a change in control of the Company, as defined in the Viacom Credit Agreement. Parent intends to terminate and capitalize the Viacom Credit Agreement after the Effective Time.

    TAX AGREEMENT. Viacom owns approximately 80% of the outstanding shares of the Company's Common Stock and, therefore, the Company is required to be included in the consolidated federal income tax return of Viacom. The Directors of the Company approved an agreement dated November 12, 1997 between the Company and Viacom that provides for the administration of federal, state and foreign tax matters (the "Tax Agreement"). Under the Tax Agreement, the Company will remain in the same tax position as it would have if it were continuing to file its tax returns separate and apart from Viacom; as a result, the Company does not anticipate any material impact to its financial condition or results of operations.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

    GENERAL. In considering the recommendation of the Special Committee and of the Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, Public Stockholders should be aware that members of the Company's management and the Board have the interests and relationships summarized below that may present them with potential conflicts of interest in connection with the Offer and the Merger. The Special Committee and the Board recognized such interests and determined that such interests neither supported nor detracted from the fairness of the Offer and the Merger to the Public Stockholders.

    COMPENSATION OF MEMBERS OF THE SPECIAL COMMITTEE. Mr. William M. Haber has been compensated in the amount of $20,000 for serving as a member of the Special Committee. Mr. John L. Muething has been compensated in the amount of $25,000 for serving as the chairman of the Special Committee. This compensation was authorized by the Board in order to compensate the members thereof for the significant additional time commitment that was required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and was paid without regard to whether the Special Committee approved the Offer and the Merger or whether the Merger was consummated.

    DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. Mr. Spelling, the Vice Chairman of the Board of the Company, will be the Chairman as well as a director of the Surviving Corporation.

    OWNERSHIP OF COMMON STOCK. As of April 30, 1999, the directors and executive officers of the Company, as a group, beneficially owned an aggregate of 50,500 Shares (representing approximately .05% of the then outstanding Shares), excluding shares subject to Options. As of April 30, 1999, the members of the Special Committee, as a group, beneficially owned an aggregate of 2,000 Shares. All such Shares held by such directors and executive officers and by the members of the Special Committee will be treated in the Merger in the same manner as Shares held by the other stockholders. See "--The Offer" and "--The Merger." In the aggregate, the directors and executive officers of the Company will be entitled to receive approximately $492,375 for their Shares upon consummation of the Offer and the Merger (based upon the number of Shares owned as of April 30, 1999 and the members of the Special Committee will be entitled to receive approximately $19,500 for their Shares upon consummation of the Offer and the Merger (based upon the number of Shares owned as of April 30, 1999).

    OPTIONS. As of April 30, 1999, the directors and executive officers of the Company had Options to acquire an aggregate of 2,172,500 Shares. Immediately after the Tender Offer Acceptance Date, pursuant to the Merger Agreement, each outstanding Option, including those held by such directors and executive officers, whether or not then vested and exercisable will, in accordance with procedures that apply to all holders of Options, be canceled and each holder of an Option shall be entitled to receive from Purchaser in consideration for the cancellation of such Option, an amount in cash, net of applicable withholding taxes, equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option. The directors and executive officers of the Company, as a group, will receive total consideration of $5,342,500 (before applicable taxes) in exchange for the cancellation of their Options based on the number of Options as of April 30, 1999. See "--Treatment of Options; Optionholder Agreements."

    INDEMNIFICATION AND INSURANCE. For a discussion of certain agreements by Parent with respect to indemnification of, and insurance for, directors and officers of the Company, see "--Directors and Officers' Indemnification and Insurance."

    RELATIONSHIPS OF DIRECTORS WITH VIACOM. Mr. Sumner Redstone, the Chairman of the Board of the Company, is the Chairman of the Board and Chief Executive Officer of Viacom. Mr. Redstone is also President, Chief Executive Officer and Chairman of the Board of National Amusements, Inc. ("NAI"). As of April 8, 1999, NAI owned approximately 67% of the Class A Common Stock and approximately 28% of the Class A Common Stock and the Class B Common Stock of Viacom on a combined basis. Mr. Philippe P. Dauman, a director of the Company, is Deputy Chairman of the Board and Executive Vice President and Secretary of Viacom. Mr. Dauman is also a director of NAI. Mr. Thomas E. Dooley, a director of the Company, is Deputy Chairman and Executive Vice President Finance.

    EMPLOYMENT CONTRACTS AND ARRANGEMENTS. Pursuant to an Employment Agreement dated as of March 1, 1998 (the "Employment Agreement"), Mr. Spelling is employed as Vice Chairman of the Board of the Company and as Chairman of the Board and Chief Executive Officer of Spelling Television Inc. and is entitled to serve as Executive Producer or Producer of substantially all television programs and films (as he may elect) produced by the Company or its production subsidiaries. Mr. Spelling's Employment Agreement extends through April 30, 2000. As compensation for the performance of his obligations under the agreement, Mr. Spelling received a salary of $129,167 per month for the first two months of the agreement, and an annual base salary of $1,700,000 for the period May 1, 1998 to April 30, 1999 ("first term year") and will receive an annual base salary of $1,850,000 for the period May 1, 1999 to April 30, 2000 ("second term year"). Mr. Spelling is also entitled to receive a year-end bonus of $175,000 for the first term year and $200,000 for the second term year. As compensation for serving as an Executive Producer or Producer, Mr. Spelling receives certain producer fees and other compensation.

    Mr. Spelling has the right to terminate the Employment Agreement effective upon seven (7) days' written notice in the event that the Company materially breaches its obligations under the Employment Agreement or upon certain circumstances involving a change of control of the Company. If the agreement is terminated for any reason, Mr. Spelling may elect to continue to provide Executive Producer services on the Company's product as set forth in the agreement and the Company will pay him producer fees and other compensation as set forth therein. If Mr. Spelling terminates the Employment Agreement based on a material breach by the Company, Mr. Spelling has the right to cease providing services and receive a lump sum payment equal to the present value of his base salary for the remainder of the term, as well as Executive Producer fees and other compensation payable in accordance with a formula provided in his Employment Agreement, and the year-end bonuses. In addition, Mr. Spelling was also granted 75,000 Options pursuant to his employment agreement. In connection with the Merger Agreement, all outstanding vested and unvested Options Mr. Spelling holds as of the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, will be canceled and Mr. Spelling will become entitled to receive, in consideration of the cancellation of each such Option, an amount of cash equal to the product of (a) the number of shares of Common Stock covered by such Option as of such date and (b) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Option. Mr. Spelling will receive an aggregate of $3,190,625 (before applicable taxes) in connection with the cancellation of his 1,075,000 Options pursuant to the Merger Agreement.

    The Company has a three-year employment agreement with Peter H. Bachmann, dated as of January 1, 1997, wherein he is employed as President of the Company and received an annual salary of $675,000 during the first year of the term. Pursuant thereto, his salary increased to $725,000 on January 1, 1998 and increased to $795,000 on January 1, 1999. Further, he is entitled to receive target incentive compensation of 50% of his salary based on the Company's performance and his individual performance. Mr. Bachmann is also entitled to receive an annual grant of not less than 125,000 Options. Under certain circumstances, including a change of control, sale, liquidation or other disposition of the Company or if the Company engages in a "going private" transaction (as defined in his agreement), Mr. Bachmann's outstanding Options will become vested and fully exercisable. In the event Mr. Bachmann is terminated without cause or he terminates the agreement for good reason, he is entitled to receive his base salary, bonus and certain other compensation for the balance of the employment term, subject to mitigation after the first 18 months, and all outstanding vested and unvested Options as of the end of the employment term shall remain exercisable for six months following the date of termination (but not beyond the expiration date of such Options). In connection with the Merger Agreement, all outstanding vested and unvested Options Mr. Bachmann holds as of the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, will be canceled and Mr. Bachmann will become entitled to receive, in consideration of the cancellation of each such Option, an amount of cash equal to the product of
(a) the number of shares of Common Stock covered by such Option immediately prior to such date and (b) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Option. Mr. Bachmann will receive an aggregate of $1,466,875 (before applicable taxes) in connection with the cancellation of his 780,000 Options pursuant to the Merger Agreement.

    The Company has a two-year employment agreement with Ross G. Landsbaum, dated as of July 20, 1998. Pursuant to such agreement, Mr. Landsbaum is employed as Senior Vice President-- Chief Financial Officer of the Company at an annual salary of $265,000 during the first year of the agreement and $285,000 during the second year of the agreement. Further, he is entitled to receive target incentive compensation of 40% of his base salary. In connection with the Merger Agreement, all outstanding vested and unvested Options Mr. Landsbaum holds as of the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, will be canceled and Mr. Landsbaum will become entitled to receive, in consideration of the cancellation of each such Option, an amount of cash equal to the product of (a) the number of shares of Common Stock covered by such Option immediately prior to such date and (b) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Option. Mr. Landsbaum will receive an aggregate of $312,500 (before applicable taxes) in connection with the cancellation of his 137,500 Options pursuant to the Merger Agreement.

    The Company has an agreement with James Miller, dated as of January 6, 1997, as amended as of June 30, 1998, which terminates on September 30, 2000. Pursuant to such agreement, Mr. Miller is employed as Vice President and Controller of the Company at an annual salary of $200,000 from October 1, 1998 to September 30, 1999 and $215,000 from October 1, 1999 to September 30, 2000. Mr. Miller is also entitled to receive a bonus at the Company's discretion. Pursuant to Mr. Miller's employment agreement, he was granted 20,000 Options vesting 25% each year. In connection with the Merger Agreement, all outstanding vested and unvested Options Mr. Miller holds as of the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, will be canceled and Mr. Miller will become entitled to receive, in consideration of the cancellation of each such Option, an amount of cash equal to the product of (a) the number of shares of Common Stock covered by such Option immediately prior to such date and (b) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Option. Mr. Miller will receive an aggregate of $125,625 (before applicable taxes) in connection with the cancellation of his 50,000 Options pursuant to the Merger Agreement.

    The Company has an agreement with Sally Suchil which terminates on January 4, 2000. Pursuant to such agreement, Ms. Suchil is employed as Senior Vice President--General Counsel, Secretary and Administration of the Company at an annual salary of $305,000 during the first year of the agreement, which increased to $325,000 on January 1, 1999. Ms. Suchil is also entitled to receive target incentive compensation of 30% of her base annual salary. In connection with the Merger Agreement, all outstanding vested and unvested Options Ms. Suchil holds as of the date on which Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer, will be canceled and Ms. Suchil will become entitled to receive, in consideration of the cancellation of each such Option, an amount of cash equal to the product of (a) the number of shares of Common Stock covered by such Option immediately prior to such date and (b) the excess, if any, of the Merger Consideration over the exercise price per share previously subject to such Option. Ms. Suchil will receive an aggregate of $246,875 (before applicable taxes) in connection with the cancellation of her 130,000 Options pursuant to the Merger Agreement.

    OTHER AGREEMENTS. Spelling Television has an agreement with Tori Spelling, Mr. Spelling's daughter, wherein Spelling Television is granted the exclusive right and property in and to Ms. Spelling's television series services as an actress in regard to the production of "Beverly Hills, 90210" for a period dating from September 26, 1990. Spelling Television has recently extended the term of the agreement for Ms. Spelling's services for a tenth season of the series. Ms. Spelling is compensated: per program; for television re-runs, theatrical re-runs, foreign telecasting and supplemental markets; for a portion of the net profits derived from certain merchandising activities; and if Ms. Spelling renders services for commercial announcements. Spelling Television guarantees to employ and compensate or compensate Ms. Spelling for all episodes produced in a season, but in no event for less than 26 episodes for the 1998/1999 season and no less than 26 episodes for the 1999/2000 season. Ms. Spelling received $896,279 for the quarter ended March 31, 1999, $3,111,000 for the years ended December 31, 1998 and 1997, respectively.

    Spelling Television has an agreement dated as of September 24, 1996 with Randy Spelling, Mr. Spelling's son, wherein Spelling Television is granted the exclusive right to Randy Spelling's services as an actor in regard to the production of "Sunset Beach," with options to extend the agreement. Pursuant to such agreement, Randy Spelling is compensated: per episode (with a minimum number of episodes per week); for a portion of the net profits derived from certain merchandising activities; as well as for certain other required payments. Spelling Television guarantees to employ and compensate or compensate Randy Spelling for any episode for which Spelling Television has guaranteed him compensation. Randy Spelling received $54,084 for the quarter ended March 31, 1999, $260,000 and $401,902 for the years ended December 31, 1998 and 1997, respectively.

    Spelling Television has an agreement with Mr. Spelling whereby he is entitled to receive producer fees and other compensation on a per episode or per hour basis on the product produced by Spelling Television, including series, mini-series and movies for television, and for certain theatrical films. Pursuant to such agreement, in fiscal year 1998, Mr. Spelling was paid $7,207,000 in producers fees and other compensation by Spelling Television. The Company believes that the amount of fees paid to Mr. Spelling are equal to or less than fees paid to unaffiliated producers of comparable stature.

    DIRECTOR COMPENSATION. Each member of the Board (excluding Messrs. Dauman, Dooley and Redstone) are entitled to receive an annual fee of $15,000 plus $750 for each Board and Committee meeting attended. In addition, the directors serving on the Special Committee have received additional compensation in connection with such service. See "--Compensation of Members of the Special Committee."

    Stockholders also should be aware that Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Parent's current ownership of more than 80% of the Shares and its affiliates' officers, constituting three of the Company's six directors, Parent may be deemed to control the Company.

    The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Item 4(b)--Background; Reasons for the Company Board's Recommendation."

    To the best knowledge of, Parent and Purchaser, all of the executive officers and directors of the Company currently intend to tender Shares owned by them pursuant to the Offer. Several of the officers of the Company have entered into Optionholder Agreements with Parent pursuant to which they have agreed not to exercise their Options prior to the earlier of the Tender Offer Acceptance Date and the date upon which the Offer shall have expired without any Shares being purchased thereunder. See "--Treatment of Options; Optionholder Agreements."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE COMPANY BOARD

    The Board, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

    (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

    Viacom acquired Paramount Communications Inc. ("Paramount") in July 1994 and Blockbuster Entertainment Corporation ("Blockbuster") in September 1994. Viacom acquired an indirect controlling interest in the Company through its acquisition of Blockbuster, which at that time owned approximately 75% of the Shares.

    Viacom incurred significant indebtedness in connection with its acquisition of Paramount. As a consequence, following the acquisition of Blockbuster, Viacom undertook an asset disposition program, which included the non-interactive entertainment assets of the Company, in order to reduce its level of indebtedness. As part of this process, Viacom retained Bear Stearns & Co. Inc. ("Bear Stearns") in the summer of 1995 to determine the level of interest among possible buyers for the Company's non-interactive entertainment assets. Bear Stearns contacted approximately 100 parties, of which approximately 25 parties requested and were provided with an offering memorandum containing detailed information concerning the Company. The sale process yielded no firm proposals for the acquisition of the Company.

    Accordingly, in May of 1996, Viacom announced that it was terminating its efforts to sell the Company. Viacom based its decision to do so on the lack of interest among potential buyers, and the disruption to the Company caused by the sale process.

    In April of 1997, Viacom announced its intention to acquire additional Shares to increase its ownership interest in the Company to over 80%, and thereby enable Viacom to include the Company in Viacom's consolidated tax group. This was achieved in November of 1997, and Viacom has owned more than 80% of the Shares since that time.

    In 1997 and 1998, the Company began to reposition itself through the sale and discontinuation of certain of its businesses. In August of 1997, the Company licensed the distribution rights to its 1997 home video rental titles to Paramount Home Video, which allowed the Company to eliminate certain costs associated with the distribution of home video titles to the rental market. In February 1998, the Company announced its decision to exit the theatrical feature film business and closed Spelling Films.

In April 1998, the Company sold TeleUNO, its Latin American entertainment channel. The Company disposed of its Virgin Interactive Entertainment Limited ("VIEL") business which produced and distributed interactive games for the Company through two transactions. In September 1998, the Company entered into a seven-year licensing agreement with Artisan Home Entertainment Inc. covering the domestic and Canadian home video and digital video disc ("DVD") distribution rights to approximately 3,000 titles remaining in the Company's library, and in connection therewith, the Company closed its domestic home video distribution business. On September 4, 1998, the Company sold the stock of Westwood Studios, Inc., a subsidiary of VIEL, and certain development assets of VIEL to Electronic Arts Inc. On November 10, 1998, the Company completed the sale of all non-US operations of VIEL, effectively completing the disposal of its interactive game business.

    At various times after termination of the sale process in 1996 through 1998, Viacom held exploratory discussions with two parties in the entertainment business concerning their potential interest in acquiring the Company. Neither of these companies made any specific proposals to acquire the Company.

    In late 1998, Viacom had preliminary discussions with an additional entertainment company with significant television production assets. Such company outlined a proposal to acquire part of Viacom's interest in the Company for cash and to exchange such Company's television production assets for newly issued shares of Common Stock that, together with the shares of Common Stock to be acquired from Viacom, would constitute a controlling interest in the Company. Viacom rejected the proposal because the proposed transaction did not include the acquisition of Shares from the Company's public stockholders and included an acquisition of only a portion of Viacom's shares, and because the parties did not agree on the valuation of the assets to be transferred.

    In early 1999, Viacom reviewed its strategy relative to its investment in the Company. Viacom concluded that if it purchased the remaining stock of the Company which it did not currently own, it could significantly reduce overhead expense, by combining administrative functions and television sales force with that of Paramount Television's, thereby reducing the Company's employment and other costs of the Company. In addition, Viacom expects to be able to generate increased revenues from the Company's current television production and its television and film libraries. Viacom believed that unless it were to acquire the remaining Shares and obtain the benefit of cost reductions, it was unlikely to recover its investment in the Company and the Company would continue to require financial support from Viacom. Based on this analysis, on March 18, 1999, the Board of Directors of Viacom approved the making of a proposal to the Board of Directors of the Company to acquire the remaining publicly held Shares.

    At a meeting of the Board held on March 19, 1999, Viacom presented its proposal to acquire the remaining publicly held Shares in a merger transaction for $9.00 per Share in cash (the "Proposal"). In response to the Proposal, the Board formed the Special Committee, comprised of Messrs. John Muething and William Haber. The Board authorized the Special Committee to review, evaluate and negotiate the terms of the Proposal on behalf of the Company with a view toward making a recommendation to the Board with respect to the Proposal. In addition, the Board authorized the Special Committee, among other things, to retain independent legal counsel and financial advisors. The Board authorized the Company to pay $25,000 to Mr. Muething to serve as Chairman of the Special Committee and $20,000 to Mr. Haber to serve as a member thereof and to indemnify each member of the Special Committee to the fullest extent permitted by law from all losses incurred by him in connection with his services as a member of the Special Committee.

    On March 19, 1999, the Special Committee retained Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") as special counsel to represent the Special Committee. Later that day members of the Special Committee met with representatives of Skadden Arps, who briefed the Special Committee on the process and the scope of the Special Committee's duties and discussed the fiduciary duties of the members of the Special Committee under applicable state law. At that meeting, the Special Committee also discussed retaining independent financial advisors and determined to interview investment banking firms in order to select a financial advisor to the Special Committee.

    On March 26 and 31, 1999, the Special Committee and representatives of Skadden Arps met with four investment banking firms to discuss their credentials and suitability to act as financial advisor to the Special Committee. Following those meetings, the Special Committee determined to retain Lazard Freres as financial advisor to the Special Committee based on its reputation, expertise in the industry, advisory experience in similar transactions and the conclusion that Lazard Freres would not have a conflict with the Company, Viacom or any of their respective affiliates in relation to this assignment. On April 5, 1999, the Special Committee finalized an engagement letter with Lazard Freres. See "Item 5--Persons Retained, Employed or to be Compensated."

    During the next three weeks, Lazard Freres commenced its due diligence investigation of the Company and held ongoing discussions with the Company. On April 9th, 10th, 21st and 22nd, representatives of Lazard Freres met with members of the Company's management for due diligence sessions and to discuss the Company's long range plans and objectives. During this period, representatives of Lazard Freres also reviewed with Viacom the previous efforts undertaken to sell the Company.

    On April 23, 1999, the Special Committee met with representatives of Lazard Freres and Skadden Arps. At that meeting, representatives of Lazard Freres advised the Special Committee of the progress of its due diligence investigation of the Company and presented the Special Committee with its preliminary views on the Proposal. Representatives of Skadden Arps also discussed the possibility of requesting that Viacom revise the structure of the Proposal to provide for a first step cash tender offer for all Shares followed by a second step merger in an effort to obtain payment to stockholders on a more accelerated basis than contemplated by the Proposal. On April 27, 1999, the Special Committee held a conference call with representatives of Lazard Freres and Skadden Arps to discuss the Proposal. Following such discussions, the Special Committee authorized representatives of Lazard Freres to meet with representatives of Viacom to advise them that the Special Committee was not willing to recommend the Proposal.

    On April 28, 1999, representatives of Lazard Freres met with representatives of Viacom and informed them that the Special Committee was not willing to recommend the Proposal. Representatives of Viacom expressed their view that the $9.00 per Share to be paid pursuant to the Proposal represented full and fair value for the Shares. Representatives of Viacom informed Lazard Freres that Viacom would consider the Special Committee's views and respond accordingly.

    On May 10, 1999, representatives of Skadden Arps and Lazard Freres met with counsel representing certain plaintiffs in litigation brought against the Company, its directors and Viacom in connection with the Proposal and the financial advisor to such plaintiffs. See the disclosure in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 13. Certain Legal Matters and Regulatory Approvals." At that meeting, such counsel expressed their view that the consideration to be paid pursuant to the Proposal was inadequate. Following that meeting, representatives of Lazard Freres informed the Special Committee members and representatives of Viacom of the results of the meeting.

    On May 11, 1999, representatives of Viacom informed representatives of Lazard Freres that Viacom had considered the views of the Special Committee and the plaintiffs, but continued to believe that the $9.00 per Share to be paid pursuant to the Proposal was at the high end of the range of fairness and represented a significant premium to any price that the Shares had traded in recent times.

Nevertheless, Viacom was willing to offer $9.25 per Share in an effort to satisfy the members of the Special Committee.

    During a conference call later that morning, representatives of Lazard Freres advised Mr. Muething and representatives of Skadden Arps of Viacom's offer. After lengthy discussion, Mr. Muething authorized representatives of Lazard Freres to inform Viacom that he did not believe that $9.25 per Share was adequate and that he was prepared to recommend to Mr. Haber that the Special Committee recommend a transaction with Viacom where stockholders were paid $10.75 per Share in cash.

    By telephone call later that day, representatives of Lazard Freres informed representatives of Viacom of Mr. Muething's position. Representatives of Viacom said that Viacom was not willing to pay $10.75 per Share to acquire the minority interest in the Company and that they believed that $9.25 per Share exceeded fair value for the Shares. Nevertheless, representatives of Viacom said they were willing to recommend that Viacom offer $9.75 per Share (the "Revised Proposal") only if the members of the Special Committee would be willing to recommend a transaction at that price.

    Subsequent to that call, representatives of Lazard Freres informed Mr. Muething and representatives of Skadden Arps of Viacom's position. After a discussion of the appropriate response thereto, Mr. Muething authorized representatives of Skadden Arps to send their proposed changes on the draft merger agreement to Shearman & Sterling, Viacom's counsel.

    Later that evening, Mr. Muething advised Mr. Haber of Viacom's position. After discussions on the various aspects of the revised proposal, Messrs. Muething and Haber determined that they would be willing to recommend the Revised Proposal, so long as Viacom was willing to accept their proposed changes on the draft merger agreement. On May 12, 1999, representatives of Lazard Freres advised representatives of Viacom of the Special Committee's response.

    During the period between May 11 and May 16, 1999, representatives of Skadden Arps and the Special Committee negotiated the terms of the Merger Agreement with representatives of Shearman & Sterling and Viacom. Viacom was willing to accept the Special Committee's proposed changes, including revising the structure of the transaction to provide for the Offer. During that same period, representatives of Shearman & Sterling and counsel representing certain plaintiffs in litigation brought against the Company, its directors and Viacom conducted negotiations regarding the possible settlement of such litigation. See the disclosure in the enclosed Offer to Purchase under the caption "THE TENDER OFFER--Section 13. Certain Legal Matters and Regulatory Approvals."

    On May 14, 1999, the Special Committee met with representatives of Lazard Freres and Skadden Arps by telephone conference. At that meeting, representatives of Lazard Freres orally advised the Special Committee that the Per Share Amount and the Merger Consideration proposed to be received by the Public Stockholders in the Offer and Merger was fair to such stockholders from a financial point of view, which opinion was subsequently confirmed in writing. A copy of such opinion is attached hereto as Exhibit 2. The Special Committee then unanimously recommended that the Board approve and recommend to the Company's stockholders the revised $9.75 per Share proposal, subject to negotiation and execution of a mutually acceptable merger agreement.

    After the Special Committee completed its meeting, the Board convened a telephonic meeting. The Special Committee presented to the Board its determination that the Merger Agreement was fair to the Public Stockholders, and Lazard Freres confirmed that it had delivered its opinion to the Special Committee that the Merger Consideration of $9.75 was fair to the Public Stockholders, from a financial point of view. After the directors were given an opportunity to discuss their questions and concerns relating to the Merger Agreement, the Board, by unanimous vote of all Directors present and voting, approved and declared to be advisable the Merger Agreement and the Merger, and voted to recommend to the stockholders of the Company that they tender their Shares pursuant to the Offer. On May 16, 1999, the Special Committee and representatives of Skadden Arps completed their negotiations of the terms of the Merger Agreement with Viacom and its advisors and the Merger Agreement was executed the next day.

RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND THE MERGER

    ON MAY 14, 1999, THE SPECIAL COMMITTEE UNANIMOUSLY DETERMINED THAT THE MERGER WAS FAIR TO, AND IN THE BEST INTERESTS OF, THE PUBLIC STOCKHOLDERS AND UNANIMOUSLY VOTED TO RECOMMEND AND APPROVE THE MERGER AGREEMENT.

    FAIRNESS OF THE MERGER. In reaching its determination, the Special Committee considered:

    - the historical market prices of the Shares, including the fact that the $9.75 per Share represented a premium of approximately 44.4% over the $6.75 per Share closing price on March 18, 1999, the last full trading day prior to the March 19, 1999 announcement of the Proposal, and represented a premium of approximately 52.9% over the closing price for the Shares on the NYSE on the date 30 days prior to the announcement of the Proposal;

    - the fact that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger exceeded the highest price at which the Shares have traded on the NYSE since May 3, 1996;

    - the fact that the $9.75 per Share to be paid to Public Stockholders in the Offer and the Merger represented a 228% premium over the net book value per Share of $2.97 as of March 30, 1999;

    - the opinion of Lazard Freres that, based upon and subject to the assumptions and qualifications stated in its opinion, the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view, and the report and analysis presented to the Special Committee in connection with the Lazard Freres opinion (See the disclosure in the enclosed Offer to Purchase under the caption "SPECIAL FACTORS-- Opinion of Lazard Freres.");

    - that the terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on one hand, and representatives of Viacom, on the other, and provide for the Offer in order to allow Public Stockholders to receive payment for their Shares on an accelerated basis;

    - that Viacom has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee and Lazard were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company, nor were any offers from third parties received;

    - the ability of Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL;

    - the results of the prior efforts by Viacom to sell the Company; and

    - the fact that the Offer provides the Public Stockholders with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares on the New York Stock Exchange ("NYSE") prior to the announcement of the Proposal (an average daily trading volume of 22,834 shares since December 31, 1998).

    In order to determine the fairness of the terms of the Offer and the Merger and to approve the Merger Agreement and the Transactions, including the Offer and the Merger, the Board concurred with and adopted the analysis of the Special Committee with respect to the financial evaluation of the Company and of the Offer and the Merger Consideration.

    On May 14, 1999, the Board of Directors, by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

    Neither the Board of Directors nor the Special Committee considered a liquidation analysis because liquidation of the Company was not an alternative presented in the Proposal.

    In evaluating the Offer and the Merger, the members of the Board of Directors, including the members of the Special Committee, considered their knowledge of the business, financial condition and prospects of the Company, and the advice of financial and legal advisors. In light of the number and variety of factors that the Company's Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company's Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Company's Board nor the Special Committee did so.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated April 5, 1999, the Special Committee retained Lazard Freres services as investment banker in connection with the Transactions, including its delivery of an opinion as to the fairness to the Company's stockholders (other than Parent), from a financial point of view, of the consideration to be received in a transaction with Parent. Pursuant to the letter agreement, the Company has paid Lazard Freres fees totaling $875,000. The Company also has agreed to reimburse Lazard Freres for its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel). In the ordinary course of its business, Lazard Freres and its affiliates may actively trade in the securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    a. Since March 22, 1999, 60 days prior to the date of this Schedule 14D-9, through May 20, 1999, none of the Company, Viacom, Parent, Purchaser, any majority-owned subsidiary thereof, any director or executive officer thereof and no pension, profit-sharing or similar plan of the Company, Viacom, Parent or Purchaser has effected any purchases or sales of Common Stock, except that Parent has purchased Shares in private sales in the following amounts on the following dates:

DATE                                   NO. OF SHARES   PRICE PER SHARE             HOW AND WHERE EXECUTED
-------------------------------------  -------------  -----------------  -------------------------------------------
3/22/99..............................       27,000        $    9.00         Private Purchase, New York, New York
3/23/99..............................        8,125        $    9.00         Private Purchase, New York, New York
4/13/99..............................       44,847        $    9.00         Private Purchase, New York, New York
4/23/99..............................       87,500        $    9.00         Private Purchase, New York, New York

    b. To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    a. Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    b. Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    LITIGATION. In March 1999, following the announcement of the Proposal, a number of lawsuits were filed in Delaware by various individual shareholders of the Company against the Company and certain of its officers and directors with respect to the Proposal and the Merger Agreement. The Delaware lawsuits were consolidated by court order under the caption In re Spelling Entertainment Group Inc. Shareholders Litigation, Consolidated C.A. No. 17024 NC (the "Delaware Action"). Additionally, a similar lawsuit was filed in the Superior Court of the State of California.

    The lawsuits purport to be class actions on behalf of all persons who hold securities of the Company (except the defendants and their affiliates). The lawsuits make allegations as to various violations of fiduciary duty by the Company, its directors and Viacom including, among other things, that the consideration to be offered to the Public Stockholders pursuant to the Offer and Merger is inadequate and that the Company failed to take adequate steps to determine and disclose the fair value of the publicly held Shares. Plaintiffs seek injunctive relief, recission, damages, costs (including attorneys' and experts' fees) and other equitable relief. As a result of settlement negotiations between counsel for plaintiffs in the Consolidated Action and counsel for defendants, the parties have reached an agreement in principle to settle the Consolidated Action based upon the increase in the consideration from $9.00 to $9.75 in cash per Share which Viacom has agreed, pursuant to the Merger Agreement, to pay to acquire the publicly owned Shares. The settlement in principle is subject to the execution of an appropriate Stipulation of Settlement and such other documentation as may be required in order to obtain final Court approval of the settlement and the dismissal of the Delaware Action and the California action.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1    Agreement and Plan of Merger, dated as of May 17, 1999, by and among Viacom
             International Inc., VSEG Acquisition Inc. and Spelling Entertainment Group
             Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current
             Report on Form 8-K reporting events occurring on May 17, 1999).
Exhibit 2    Opinion of Lazard Freres & Co. Inc., dated as of May 14, 1999.*
Exhibit 3    Letter to Stockholders of Spelling Entertainment Group Inc., dated May 21,
             1999.*

Exhibit 4    Press Release issued by the Company on May 17, 1999 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K reporting events occurring on May 17, 1999).
Exhibit 5    Credit Agreement, dated as of September 30, 1996, by and among the Company, certain subsidiaries of the Company and Viacom Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for quarterly period ended
             September 30, 1996).
Exhibit 6    Pledge and Security Agreement, dated as of September 30, 1996, by and among the Company, certain subsidiaries of the Company and Viacom Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for quarterly period ended September 30, 1996).
Exhibit 7    Copyright Mortgage and Assignment; Power of Attorney dated as of September 30,
             1996, by the Company and certain subsidiaries of the Company in favor of
             Viacom Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form
             10-Q for quarterly period ended September 30, 1996).
Exhibit 8    Guaranty, dated as of September 30, 1996, by the Company and certain subsidiaries of the Company in favor of Viacom Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for quarterly period ended
             September 30, 1996).
Exhibit 9    Amendment No. 1 to the Credit Agreement, dated as of December 31, 1996, by and among the Company, certain subsidiaries of the Company and Viacom Inc.
             (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for fiscal year ended December 31, 1996).
Exhibit 10   Amendment No. 2 to the Credit Agreement, dated as of December 31, 1997, by and among the Company, certain subsidiaries of the Company and Viacom Inc.
             (incorporated by reference to Exhibit 10. 6 to the Company's Form 10-K for fiscal year ended December 31, 1997).
Exhibit 11   Amendment No. 3 to the Credit Agreement, dated as of December 31, 1998, by and among the Company, certain subsidiaries of the Company and Viacom Inc.
             (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for fiscal year ended December 31, 1998).
Exhibit 12   Tax Agreement, dated November 12, 1997, by and among the Company and Viacom
             Inc. (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for fiscal year ended December 31, 1997).
Exhibit 13   Spelling Entertainment Group, Inc. Stock Option Plan and Amendment Nos. One
             through Five thereto (incorporated by reference to Exhibit 4.03 to the
             Company's Registration Statement No. 33-61914 on Form S-8).
Exhibit 14   Spelling Entertainment Group Inc. 1987 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 99. 1 to the Company's
             Post-Effective Amendment No. 1 to the Registration Statement No. 33-61914 on
             Form S-8 dated February 26, 1998).
Exhibit 15   Spelling Entertainment Group Inc. 1994 Stock Option Plan (incorporated by reference to Annex A to the Company's Notice of Annual Meeting and Proxy
             Statement dated April 27, 1994).
Exhibit 16   Spelling Entertainment Group Inc. 1994 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 99.1 to the Company's
             Post-Effective Amendment No. 1 to the Registration Statement No. 33-53951 on
             Form S-8 dated February 26, 1998).
Exhibit 17   Amended and Restated Employment Agreement, dated March 1, 1998, between the
             Company and Aaron Spelling (incorporated by reference to Exhibit 10.31 to the
             Company's Form 10-K for fiscal year ended December 31, 1997).
Exhibit 18   Employment Agreement, dated as of January 1, 1997, between the Company and
             Peter H. Bachmann (incorporated by reference to Exhibit 10.1 to the Company's
             Form 10-Q for quarterly period ended September 30, 1997).

Exhibit 19   Employment Agreement, dated as of January 1, 1995, between the Company and
             Sally Suchil (incorporated by reference to Exhibit 10.25 to the Company's Form
             10-K for fiscal year ended December 31, 1995) and Amendment to Employment
             Agreement dated as of December 12, 1997 (incorporated by reference to Exhibit
             10.34 to the Company's Form 10-K for fiscal year ended December 31, 1997).
Exhibit 20   Employment Agreement, dated as of January 6, 1997, between the Company and
             James Miller (incorporated by reference to Exhibit 10.27 to the Company's Form
             10-K for fiscal year ended December 31, 1996) and Amendment to Employment
             Agreement dated as of June 30, 1998.
Exhibit 21   Employment Agreement dated as of July 20, 1998, between the Company and Ross
             G. Landsbaum (incorporated by reference to Exhibit 10.1 to the Company's Form
             10-Q for the quarterly period ended September 20, 1998).

------------------------

*   Included in copies of Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999             SPELLING ENTERTAINMENT GROUP INC.

                                By:  /s/ SUMNER M. REDSTONE
                                     -----------------------------------------
                                     Name: Sumner M. Redstone
                                     Title: Chairman of the Board

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